Exhibit 2.4

                             [GRAPHIC OMITTED]

Neutral Citation Number: [2004] EWHC 1466 (Ch)
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                             Case No: 2518 of 2004 & 2519 of 2004
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IN THE HIGH COURT OF JUSTICE
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CHANCERY DIVISION
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COMPANIES COURT
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                                          Royal Courts of Justice
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                                         Strand, London, WC2A 2LL
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                                                 Date: 21/06/2004
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BEFORE:

THE HONOURABLE MR JUSTICE DAVID RICHARDS
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                IN THE MATTER OF TELEWEST COMMUNICATIONS PLC
                                    AND
               IN THE MATTER OF TELEWEST FINANCE (JERSEY) LTD
                                  - AND -
                  IN THE MATTER OF THE COMPANIES ACT 1985

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           ROBIN DICKER QC AND RICHARD SNOWDEN QC (instructed by
      FRESHFIELDS BRUCKHAUS DERINGER) for the Telewest Communications
                   Plc and Telewest Finance (Jersey) Ltd

      RICHARD SHELDON QC (instructed by FRIED, FRANK, HARRIS, SHRIVER
                & JACOBSON LLP) for the Bondholder Committee

      MARTIN MOORE QC AND SIR THOMAS STOCKDALE (instructed by SHERMAN
             & STERLING (LONDON) LLP) for Opposing Bondholders

                        Hearing dates: 17 June 2004
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                             Approved Judgment
         I direct that pursuant to CPR PD 39A para 6.1 no official
       shorthand note shall be taken of this Judgment and that copies of this version as handed down may be treated as authentic.

                     ----------------------------------

                         Mr Justice David Richards

MR JUSTICE DAVID RICHARDS:

1. Telewest Communications plc (Telewest) and its wholly-owned subsidiary Telewest Finance (Jersey) Limited (Telewest Jersey) seek the sanction of the court to schemes of arrangement under section 425 of the Companies Act 1985. The schemes are proposed between each company and their respective bondholders, who are creditors for very substantial sums.

2. I set out some of the details of the proposed schemes and the background to them in a judgment which I gave on the companies' applications to convene the meetings to the schemes. Reference can be made to that judgment for the details.

3. For present purposes it is enough to say that Telewest has ten series of unsecured bonds outstanding, of which six are denominated in US dollars with a total principal amount of $3.987 billion and four are denominated in sterling with a total principal amount of (pound)1.099 billion. Interest has not been paid on the bonds since October 2002 and if interest accrued to 30 April 2004 is added, the total amounts due on the dollar bonds is $5,172 billion and on the sterling bonds is (pound)1,160 billion. Telewest Jersey has a single series of outstanding bonds with a total principal amount of $500 million on which interest has also accrued due. The Jersey bonds were guaranteed by Telewest and the proceeds of the issue were lent to Telewest. The holders of these bonds are therefore also creditors of Telewest, as is Telewest Jersey. The Telewest scheme is proposed to be made with its bondholders, the holders of the Telewest Jersey bondholders as creditors under the guarantee of their bonds and Telewest Jersey. The scheme also makes provision for ancillary claims arising in connection with the bonds, such as misselling claims, but none has yet been notified to Telewest. Under the terms of the scheme all ancillary claims will be barred unless notified in accordance with the terms of the scheme by the day following its effective date. The Telewest Jersey scheme is proposed to be made with its bondholders and any other persons with ancillary claims.

4. Telewest is the holding company of a large group of companies engaged principally in telecommunications. Its shares are listed in London and on Nasdaq in New York. It borrowed heavily in order to fund the capital costs of its network construction and the acquisition and operation of its UK cable business. In the course of 2002 it encountered severe financial difficulties and began negotiations with its senior lenders and bondholders. In October 2002 it defaulted on a swap transaction which resulted in a default under its banking facilities and under all its bonds. The swap counterparty presented a winding-up petition against Telewest on 29 October 2002 which has been adjourned from time to time to allow for the proposed financial restructuring, including the two schemes of arrangement now before the court. The petition will be dismissed if the schemes are sanctioned and the restructuring is completed.

5. It is accepted that the companies are heavily insolvent and that, in the absence of arrangements with the creditors, including the bondholders, the companies would have to be placed in liquidation or administration.

6. The proposals embodied in the schemes represent the product of difficult and protracted negotiations with an informal bondholders' committee and others. The principal feature of the schemes is that the bonds and claims arising under them will be cancelled in exchange for
     98.5 per cent of the issued share capital of a new holding company, Telewest Global Inc. Substantially all of Telewest's assets will be transferred to Telewest Global Inc and the remaining 1.5 per cent of its shares will be held by the present shareholders of Telewest.

7. The shares in Telewest Global Inc will be denominated in US dollars and will be issued to an escrow agent for distribution among the bondholders and the other scheme creditors in proportion to the value of their claims.

8. In order to determine the number of new shares to be transferred to each scheme claimant, it is necessary to express all claims covered by the scheme in a single currency. For this purpose, the scheme provides for sterling claims to be converted into US dollars in accordance with a formula defined in the scheme as the Scheme Rate and described in argument as the Average Exchange Rate. This rate is the average of the closing mid-point spot rates in London for the conversion of sterling into US dollars, as reported by Bloomberg LP for each trading day in the period commencing 1 October 2002 and ending on 26 April 2004, the last practicable date before posting the explanatory statement for the scheme.

9. It is this choice of currency conversion rate which has been in dispute both on the application to convene the meeting to consider the Telewest Scheme and on the present application to sanction the scheme.

10. On the earlier application seven holders of sterling bonds appeared by counsel to argue either that no meeting should be convened unless the currency conversion rate were changed to the spot rate as at the date on which scheme claims were valued or, in the alternative, that separate meetings of the dollar and sterling bondholders should be convened instead of a single meeting of all bondholders. I rejected both submissions in the judgment which I delivered on 26 April 2004. On 30 April 2004 each of the companies proceeded to convene a meeting of scheme creditors to be held on 1 June 2004. On 10 May 2004 the opposing bondholders applied to the Court of Appeal for permission to appeal against my decision. Permission was refused on paper by Neuberger LJ on 24 May 2004 and by Mummery and Sedley LJJ at an oral hearing on 2 June 2004.

11. At the meetings of the Telewest and Telewest Jersey scheme creditors held on 1 June 2004, the schemes were approved by the statutory majorities provided by section 425(2) of the Companies Act 1985. I will go into more detail of the majority at the meeting of Telewest scheme creditors later in this judgment.

12. With the exception of Threadneedle Asset Management Limited (Threadneedle), the same sterling bondholders appear on this application to oppose the making of an order to sanction the Telewest scheme as previously appeared on the application to convene a meeting. Their holdings represent approximately 12.78 per cent of the sterling bonds, and they voted against the scheme at the meeting held on 1 June 2004. Threadneedle voted in favour of the scheme, but has filed evidence stating that it continues to take the view that the Average Exchange Rate unfairly benefits the dollar bondholders at the expense of the sterling bondholders.

13. Since October 2002 the market value of the US dollar has depreciated as against sterling. On 1 October 2002 the spot rate was about $1.557/(pound)1 and on 30 April 2004, which is the date under the scheme for the ascertainment of scheme claims, the spot rate was $1.7754/(pound)1. The Average Exchange Rate used in the scheme produces an exchange rate of $1.6650/(pound)1.

14. It is the opposing bondholders' case that the Average Exchange Rate unfairly discriminates against the sterling bondholders to the benefit of the dollar bondholders. They submit that the fair exchange rate for use in the scheme is the spot rate on the Record Date, being the date under the scheme for the ascertainment of scheme claims.

15. Their starting point is that, as Telewest is insolvent and the scheme is proposed as an alternative to a distribution of assets in a winding-up, the relevant rights of the bondholders against which the terms of the scheme should be assessed are their rights in a liquidation. This applies the principle established in Re Hawk Insurance Co Ltd [2001] 2 BCLC 480 and other authorities. The choice of the Average Exchange Rate, as against the spot rate on the Record Date, involves a departure from those rights. For the reasons given in my previous judgment I accepted that submission, and I accepted that it could well produce, as in fact it has done, a less favourable result for the sterling bondholders and a correspondingly better result for the dollar bondholders. I held however that, taking the scheme as a whole, it did not involve such a disparity between the rights of the two groups of bondholders as to require separate meetings. The issue of fairness, which remained, was for consideration at the hearing to sanction the scheme. This approach was approved by the Court of Appeal. In paragraph 17 of his judgment, Mummery LJ said:

          "In so far as there are matters of unfairness alleged by Mr Moore on behalf of his committee of sterling bondholders, I am satisfied, on the basis of the arguments which have been advanced by Mr Snowden and by Mr Sheldon, who are the respondents to the proposed appeal, that all of those matters can be satisfactorily dealt with by the judge at the sanctions hearing. In my view, that is the appropriate time and place at which to consider them."

16. The precise effect of using the Average Exchange Rate as against a spot rate on the Record Date is now known. As mentioned above, the Average Exchange Rate is $1.6650/(pound)1 and the spot rate on 30 April 2004 was $1.7781/(pound)1. The difference means that the number of shares in the new holding company to be received by the dollar bondholders will be 1.85 per cent more than if the spot rate had been used, and the number to be received by the sterling bondholders will be 4.64 per cent less. The value of the difference, on the basis of the current market values of the bonds, is $50.8 million out of a total market value of some $3.5 billion.

17. Mr Moore QC, appearing for the opposing bondholders, submits that this departure from the rights of creditors in a winding-up and the pari passu principle involves an unfair and unjustifiable interference with the rights of the sterling bondholders.

18. Mr Dicker QC for Telewest and Mr Sheldon QC for the Bondholders' Committee, which includes holders of both dollar and sterling bonds, submit that the scheme taken as a whole is fair as regards all bondholders and that the inclusion of the Average Exchange Rate is fair as regards all bondholders. They rely on the majorities in favour of the scheme at the meeting of bondholders, at which a majority representing 96.7 per cent in number and 95.1 per cent in value of those voting were in favour of the scheme. For the purpose of determining value for voting purposes the closing mid-point spot rate of $1.8337/(pound)l on 28 May 2004 was used for conversion into a single currency. There was a high turnout for the meeting. The total amount of known scheme claims was about $7.293 billion, out of about $6,092 billion voted, representing some 83.5 par cent of the total. This rises to 87.48 per cent if irregular proxies for the meeting rejected by the chairman are included: the rejected proxies were submitted by 33 bondholders of whom 28 holders with claims amounting to about $246 million were in favour and 5 holders with claims amounting to about $7.4 million were against.

19. Mr Dicker and Mr Sheldon also rely on a further analysis of the votes which shows that, looking only at the votes of sterling bondholders, the scheme was approved by a majority of 85.1 per cent in number representing 82.9 per cent in value of those voting. On that basis they submit that, if Telewest had been required to convene a separate meeting of sterling bondholders, it would have been approved at that meeting by a substantial margin over the statutory requirement of a simple majority in number representing 75 per cent in value. Telewest and the Bondholders Committee also rely on the fact that a number of bondholders with substantially larger holdings of sterling bonds than dollar bonds, including two members of Bondholders Committee, voted in favour of the scheme. All parties are agreed that a bondholder whose holdings represent equal percentages of the total claim values of sterling and of dollar bonds is not affected by the adoption of the Average Exchange Rate or a spot rate; any disadvantage in respect of the bonds of one currency is matched by an equivalent advantage in respect of the bonds of the other currency.

20. The classic formulation of the principles which guide the court in considering whether to sanction a scheme was set out by Plowman J in Re National Bank Ltd [1966] 1 WLR 819 by reference to a passage in Buckley on the Companies Acts, which has been approved and applied by the courts on many subsequent occasions:

          "In exercising its power of sanction the court will see, first, that the provisions of the statute have been complied with, second that the class was fairly represented by those who attended the meeting and that the statutory majority are acting bona fide and are not coercing the minority in order to promote interests adverse to those of the class whom they purport to represent, and thirdly, that the arrangement is such as an intelligent and honest man, a member of the class concerned and acting in respect of his interest, might reasonably approve.

          The court does not sit merely to see that the majority are acting bona fide and thereupon to register the decision of the meeting, but, at the same time, the court will be slow to differ from the meeting, unless either the class has not been properly consulted, or the meeting has not considered the matter with a view to the interests of the class which it is empowered to bind, or some blot is found in the scheme."

21. This formulation in particular recognises and balances two important factors. First, in deciding to sanction a scheme under section 425, which has the effect of binding members or creditors who have voted against the scheme or abstained as well as those who voted in its favour, the court must be satisfied that it is a fair scheme. It must be a scheme that "an intelligent and honest man, a member of the class concerned and acting in respect of his interest, might reasonably approve." That test also makes clear that the scheme proposed need not be the only fair scheme or even, in the court's view, the best scheme. Necessarily there may be reasonable differences of view on these issues.

22. The second factor recognised by the above-cited passage is that in commercial matters members or creditors are much better judges of their own interests than the courts. Subject to the qualifications set out in the second paragraph, the court "will be slow to differ from the meeting".

23. In a case such as the present where, in one respect, the terms of the scheme are recognised as producing a different and unfavourable result for one group of bondholders, as against their rights in a winding-up, the court must apply the principles set out by Plowman J having regard to this feature. Taking the facts of this case, the court must recognise that there is a difference in the position of the sterling and the dollar bondholders. It is not such a difference as to prevent them from consulting together in a single meeting with a view to their common interest and so require separate meetings, but it is a difference which must be considered by the court when deciding whether to sanction the scheme. This is precisely the effect of what Mummery LJ said in paragraph 17 of his judgment which I have already cited. In considering this scheme the court must in my judgment be satisfied that it is one which an intelligent and honest holder of sterling bonds, acting in his interest as such, might reasonably approve.

24. Inevitably the argument at this hearing has centered on the contentious issue of the exchange rate. But it remains the case now, as it did at the hearing of the application to convene the meeting of bondholders, that all bondholders represented at the hearing, as well as the company, are agreed that in all other respects the proposals are very much in their interests. They are agreed that bondholders will do very much better under these proposals than they would in a liquidation. Instead of a sale of the assets of Telewest, whether on a going concern or break-up basis, and a cash distribution of the net proceeds to the bondholders and other creditors, the bonds will be cancelled and the bondholders will receive shares in the new holding company of the Telewest group. They will together own 98.5 per cent of the equity of the new group, which by reference to the current market prices for the various issues of bonds, is considered to have a value of some $3.5 billion.

25. All parties recognise that in order to achieve this result it is necessary to express all claims in a single currency so as to form the basis of distribution of the new shares. The single currency chosen for the scheme is US dollars because the new holding company is a US corporation but this involves no disadvantage to any set of bondholders. The result would be the same if sterling had been chosen.

26. The choice of the Average Exchange Rate, as opposed to a spot rate, was made by the Bondholders' Committee and approved by Telewest. The negotiations involving Telewest, the Bondholders' Committee and others were, as the evidence shows, difficult and protracted. Evidence filed on behalf of the Bondholders Committee establishes that the decision to use the Average Exchange Rate was made in the autumn of 2003. It was addressed, together with a large number of other points, after the key features of the proposals had been agreed in August 2003. It was first included in a draft of the explanatory statement on 23 October 2003 and formally agreed by the Bondholders' Committee and other parties in November 2003. At that time the members of the Bondholders' Committee as a whole held approximately 41 per cent of the claim values of the dollar bonds and approximately the same percentage of the sterling bonds. Three out of the six members of the committee held a greater percentage of the claim value of the sterling bonds than of the dollar bonds, and would therefore have benefited from an exchange rate which benefited sterling bondholders generally. Two members of the committee held a significant proportion of their bondholdings in sterling bonds (99.8 per cent and 72 per cent respectively).

27. The evidence establishes the reasons for the adoption of the Average Exchange Rate, as opposed to a spot rate. It was considered that a spot rate on a particular date would be arbitrary in its effect, making the proportions in which the shares in the new holding company were divided subject to short-term fluctuation in exchange rates. Short-term volatility is clearly shown by the evidence and it was considered that an average rate would be fairer. The starting date for the period, 1 October 2002, was chosen because Telewest then defaulted on the bonds and other obligations and it could have gone into liquidation at any time thereafter. It did not do so only because of the forbearance of bondholders. The end of the period, 26 April 2004, was the latest practicable date before sending out the notice of meeting and explanatory statement. It was considered desirable that bondholders should know the applicable exchange rate before deciding how to vote on the scheme.

28. In August and September 2003 the Average Exchange Rate and spot rates produced results which were either much the same or favoured the sterling bondholders to a very modest extent. The divergence resulting from a depreciation of the dollar against sterling had started by 23 October 2003 and was very much more marked by 12 December 2003 when the details of the proposals were announced. The final outcome of using the Average Exchange Rate could not then be known or predicted, because it would depend entirely on the relative performance of the dollar and sterling in the currency markets between December and the posting of the scheme documents, which in the event was some 4-1/2 months later.

29. Objection was immediately taken by one of the opposing bondholders to the use of an average rate particularly because it was to a considerable extent dependent on figures which were already historical. It was concerned that this average rate, as opposed to a spot rate on a future date, made it difficult or impossible to hedge effectively against future currency movements. On 19 January 2004 the Trustee under the indentures constituting all or most of the series of bonds, gave notice that it had been contacted by at least one significant holder of sterling bonds objecting to the use of the Average Exchange Rate on the grounds that it would result in a significant reduction of the claims of sterling bondholders. The notice stated that the bondholder in question was seeking to form an informal committee of sterling bondholders and invited sterling bondholders to respond. The notice made clear that the Trustee itself took no position on this issue. In due course the informal committee of sterling bondholders for whom Mr Moore appears was formed.

30. In arguing that it would be appropriate for the scheme in its present form to be sanctioned, Mr Dicker and Mr Sheldon rely not only on the reasons for adopting the Average Exchange Rate and on the majorities voting in favour of the scheme both of bondholders as a whole and of sterling bondholders alone, but also, as mentioned above, on the way in which individual holders of sterling bonds voted. Threadneedle Asset Management Limited holding (pound)8 million nominal in sterling bonds and no dollar bonds, voted in favour. The two members of the Bondholders' Committee with substantially more sterling bonds than dollar bonds voted in favour of the scheme. I was informed bv Mr Dicker near the start of the hearing that they hold 21.7 percent and 9 per cent respectively of the total nominal value of the sterling bonds. Deutsche Bank holds (pound)10.1 million nominal of sterling bonds and $3.4 million nominal of dollar bonds and Lionheart Investments holds approximately (pound)17 million nominal of sterling bonds and approximately $33 million nominal of dollar bonds. They both voted in favour of the scheme. All these bondholders stood to lose from the use of the Average Exchange Rate as against the spot rate on the Record Date. In view of these votes for the scheme by sophisticated investors, Mr Dicker and Mr Sheldon submitted that it was impossible to say that it was not a scheme which an intelligent and honest sterling bondholder, acting in his interests as such, could not approve.

31. Mr Moore argued that these votes should not be taken at face value. He pointed out that a director of Threadneedle Asset Management Limited, who had made the principal witness statement in opposition to the application to convene the meeting of bondholders, had provided a further witness statement for this hearing in which he stated that Threadneedle continued to take the view that the Average Exchange Rate unfairly benefited the dollar bondholders at the expense of the sterling bondholders. The fact is, however, that it voted in favour of the scheme notwithstanding this feature. As regards Deutsche Bank and Lionheart, it was pointed out that they might have the benefit of arrangements which protected them from, or mitigated, the effects of the Average Exchange Rate or they might have associated companies with counterbalancing holdings of dollar bonds. As another possibility, they might not be holding their bonds as principal but on behalf of others who enjoyed similar protection against the effects of the Average Exchange Rate. This is, however, all speculation. The opposing bondholders adduced no evidence from Deutsche Bank or Lionheart or others to support these points.

32. Similar points were made in respect of the two members of the Bondholders' Committee whose combined holdings represent over 30 per cent of sterling bonds. They accordingly suffer a significant disadvantage from the use of the Average Exchange Rate as against the spot rate on 30 April 2004. The opposing bondholders had no evidence to support their suggestion that they might be protected from the effects of that exchange rate. As members of the Bondholders' Committee, they were however represented by counsel supporting the application to sanction the scheme. Telewest, in seeking the sanction of the court to the scheme, relied strongly on their votes. In these circumstances, I made clear my view that, in line with the well-established duty of frank disclosure to the court by proponents of a scheme of arrangement, Telewest and the Bondholders' Committee were obliged to disclose grounds on which it could reasonably be said that the two relevant bondholders were wholly or partly protected from the effect of the Average Exchange Rate. I was told by both counsel that they were not aware of any such grounds and none has been disclosed to me.

33. Mr Moore also pointed out that the two relevant bondholders had signed undertakings in November 2003 to support the scheme and they were therefore bound at the time of the meeting to vote in its favour. The important point, in my judgment, is that they gave the voting undertakings in November 2003 in the knowledge that the Average Exchange Rate incorporated in the proposals was at that time favourable to the dollar bondholders and could continue to be so. They nonetheless considered that it was a scheme which they should support. Mr Moore also relied on other features as providing a counterbalancing benefit of some value. In particular, he relied on the release of claims by bondholders against members of the Bondholders' Committee, of which none has been made or is anticipated, and the settlement of certain litigation by some bondholders against Telewest which involves the withdrawal of the claim for no consideration other than the payment of costs. In my judgment there is nothing in these features which could justify discounting the significance of these two bondholders' votes.

34. A further point taken in respect of the voting figures was that the explanatory statement did not clearly draw attention to the fact that the Average Exchange Rate differed significantly from the use in a liquidation of a spot rate as of the date of liquidation. It was submitted that if this difference had been made and that the use of the Average Exchange Rate produced an unfavourable result for the sterling bondholders, it may be that Deutsche Bank, Lionheart Investment or other substantial holders of sterling bonds would have voted against the scheme rather than voting in favour of it or abstaining. This again is speculation. The opposing creditors have adduced no evidence from any such bondholder to support it. Moreover, I think that I am entitled to have regard to the fact that all the known bondholders are sophisticated investors and dealers with access to specialist legal advice.

35. Mr Moore submitted that, in any event, the use of the Average Exchange Rate, as opposed to the spot rate on 30 April 2004 as the Record Date for valuing claims, should result in the court refusing to sanction the scheme. The pari passu principle applicable in a liquidation was essentially a principle of justice between creditors and a scheme which departed from it in a deliberate and quantifiable way was inherently unfair. It was irrelevant that the scheme was on any view a better alternative to a liquidation and that the use of the Average Exchange Rate did not require separate meetings of the dollar and sterling bondholders. It was submitted that the only fair way of distributing the equity in the new holding company in place of the bonds was pari passu in accordance with their claims, including currency conversion at a spot rate ruling on the Record Date.

36. I do not accept this submission. The fact that the currency conversion on the valuation date is an element of a truly pari passu distribution does not mean that a different basis of currency conversion cannot be fair. The volatility of currency markets can produce markedly different results depending on the choice of valuation date. A formula which aims to remove that risk and replace it with an average is not in my judgment inherently unfair. I am satisfied on the evidence that in proposing and agreeing the Average Exchange Rate, the Bondholders' Committee and the company considered that it was a fair basis of currency conversion and in my judgment they were entitled to reach that conclusion.

37. It was further submitted that there was in this case specific unfairness in the choice of an average rate over a period which began at an earlier date and which created at the date of announcement in December 2003 an exchange loss against which it was no longer possible to hedge. However, it appears to me that the choice of period for the average rate was made on rational grounds and the final outcome was not known when the terms of the scheme were decided or announced and could not be known for some months. More importantly, these are considerations based not so much on legal principle as on the particular features of the bond and currency markets. They are therefore considerations on which the views of other bondholders are particularly germane. As already seen, holders of substantial amounts of sterling bonds in a similar position to the opposing bondholders have voted in favour of the scheme.

38. I am satisfied that the scheme, taken as a whole and including the Average Exchange Rate, is a scheme which an honest and intelligent bondholder, whether holding sterling or dollar bonds or a mixture of the two, could approve having regard to his interests. It is right to have regard to the support for the scheme from a number of substantial holders of sterling bonds, as well as to the overall result at the meeting and to the votes of the sterling bondholders as a group. I am further satisfied that there is no inherent unfairness in the scheme such as would require the court to refuse its sanction to the scheme.

39. As a separate matter, on the day before the hearing the court received a written submission from a shareholder, objecting to the terms of the financial restructuring as it affects shareholders. They will receive
     1.5 per cent of the equity of the new holding company. The proposals have already been put to shareholders and approved by a resolution passed at a general meeting of Telewest on 21 May 2004. The shareholder complains of the actions of the directors and alleges that the resolution was passed only by virtue of the votes of shareholders who also hold bonds. The shareholder has not appeared to make submissions or adduced evidence in support of his objections. These points, as well as the lateness of his communication, makes it difficult to deal with his objections. In any event, the scheme is not proposed between Telewest and its members. If a shareholder alleges that the resolution of the general meeting to approve the restructuring is oppressive or invalid, he should raise the issue in separate proceedings, rather than as an objection at the hearing to sanction this scheme.

40. Accordingly, I shall make an order sanctioning the scheme involving Telewest. The issues which have arisen on that scheme do not arise on the scheme put forward by Telewest Jersey which has only dollar bondholders. The scheme was approved unanimously at the meeting of those bondholders and I will sanction it.